Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Algoma Board remains focused on best interests of all of the Company's shareholders; Ontario court to hear arguments on Paulson application early in 2006

    TSX Symbol: AGA

    SAULT STE. MARIE, ON, Dec. 5 /CNW/ - Algoma Steel Inc. announced today that, on January 5, 2006, the Ontario Superior Court of Justice will hear arguments on the application by U.S.-based hedge fund, Paulson & Co. Inc., to advance the date of the meeting of Algoma shareholders. Algoma's Board of
Directors has set the meeting date of March 22, 2006 for shareholders to consider the resolutions proposed by Paulson. Late last week, Paulson filed a
Notice of Application with the Ontario Court for a hearing to seek to change the March 22 date to an earlier date.
    Algoma Steel's Board of Directors reiterated today that it will continue to focus on the best interests of the Company in dealing with the various demands of Paulson & Co. Inc. This includes ensuring that shareholders have full and accurate information with respect to matters on which they vote. In this regard, Algoma has submitted to the Canada Revenue Agency a request for an advance tax ruling consistent with Paulson's proposal.

    Algoma Steel Inc. is an integrated steel producer based in Sault Ste.
Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled steel and plate.

    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Company Contact: Brenda Stenta, Manager
Corporate Communications, Phone: (705) 945-2209, Email: bstenta(at)algoma.com;
Media Contact: John Lute, Lute & Company, Phone: (416) 929-5883, Email:
jlute(at)luteco.com/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 18:09e 05-DEC-05